Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”)
Suite 650, 200 Burrard Street
Vancouver, British Columbia
Canada V6C 3L6

Item 2:	Date of Material Change

November 10, 2021

Item 3:	News Release

A news release announcing the material change referred to in this report was disseminated on November 11, 2021 through GlobeNewswire and subsequently filed under Fortuna’s profile on SEDAR.

Item 4:	Summary of Material Change

On November 11, 2021, Fortuna announced that its subsidiary, Companía Minera Cuzcatlán (“Minera Cuzcatlán”), received written notification on November 10, 2021 from the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”) that Minera Cuzcatlán’s application, made in May 2021, for a 10-year extension to the environmental impact authorization (the “San Jose EIA”), which expired on October 23, 2021, had been denied.

Item 5:	Full Description of Material Change

On November 10, 2021, Minera Cuzcatlán received written notification from SEMARNAT that its application, made in May 2021, for a 10 year extension to its San Jose EIA, which expired on October 23, 2021, had been denied. SEMARNAT denied the application for the extension citing a pending evaluation by SEMARNAT related to the regularization of ancillary infrastructure at the mine site. In addition, it cited non receipt of requested information, which the Company has already provided to the authority. The Company is reviewing the reasons for the denial with its advisors, but believes that it is fundamentally in compliance with all material aspects of the San Jose EIA and is entitled to an extension.

The San Jose mine is currently operating under the protection of the Mexican courts which allows the continued operation of the San Jose mine beyond the expiry date of the San Jose EIA. Minera Cuzcatlán has the right and intends to appeal the decision of SEMARNAT and will continue to pursue all legal protection available to it in order to continue to operate pending the appeal of the decision of SEMARNAT.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Jorge Ganoza Durant, President and Chief Executive Officer of Fortuna, at 604-484-4085.

Item 9:	Date of Report

November 18¸ 2021